Exhibit 99.1

FOR IMMEDIATE RELEASE

Editorial Contact
Suresh Panikar
Adaptec, Inc.
(408) 957-2393

Investor Contact
Nicole Noutsios
NMN Advisors
(510) 451-2952

Adaptec Reports Second Quarter Fiscal 2008 Results

Q2 Net Revenue: $44.0 million

MILPITAS, CA, Oct 31, 2007 -- Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported its financial results for the second quarter of fiscal 2008, which ended on September 30, 2007.

Net revenue for the company's second quarter of fiscal 2008 was $44.0 million, compared with $73.6 million for the second quarter of fiscal 2007.

Loss from continuing operations, net of taxes, computed on a generally accepted accounting principles (GAAP) basis, for the second quarter of fiscal 2008 was ($7.5) million, or ($0.06) per share, compared with income of $48.8 million, or $0.36 per share, for the second quarter of fiscal 2007. GAAP net loss for the second quarter of fiscal 2008 was ($7.6) million, or ($0.06) per share, compared with a net income of $51.1 million, or $0.38 per share, for the second quarter of fiscal 2007. Included in our GAAP results for the second quarter of fiscal 2007 was a one-time tax benefit of $49.1 million, which was the result of dispute settlements with the United States and Singapore taxing authorities. The U.S. portion of these settlements brought to closure our fiscal 1997 U.S. Tax Court litigation.

"While our top line results were above the company's expectations, we continue to face difficult market conditions," explained S. "Sundi" Sundaresh, president and CEO of Adaptec. "Despite these challenges, the company has made significant progress during the quarter in several key areas: our restructuring plan announced last quarter is on track to fully realize the expected savings by the end of the fiscal year; our Data Protection and Storage Solutions groups have each released new products and the early indicators of customer reaction are positive; and we reached an agreement with Steel Partners, and together, I expect, we will pursue a course designed to maximize value for all of our stockholders."

Non-GAAP loss from continuing operations, net of taxes, for the second quarter of fiscal 2008 was ($2.4) million, or ($0.02) per share, compared with non-GAAP income from continuing operations, net of taxes, of $5.2 million, or $0.04 per share, for the second quarter of fiscal 2007. The non-GAAP results for the second quarter of fiscal 2008, as defined below in the section "Use of Non-GAAP Financial Measures," differ from results measured under GAAP as they exclude stock-based compensation expense, amortization of acquisition-related intangible assets, restructuring costs, other charges or gains, and tax differences due to GAAP versus non-GAAP measurements. A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables at the end of this press release.

Conference Call

The Adaptec second quarter fiscal 2008 earnings conference call is scheduled for 1:45 p.m. Pacific Time on October 31, 2007. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through November 15, 2007 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 9047128.

About Adaptec

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading original equipment manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

Safe Harbor Statement

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include statements regarding our expectation of fully realizing the expected savings from our restructuring plan announced last quarter by the end of the fiscal year, anticipated positive customer reaction to the new products released by our Data Protection and Storage Solutions groups and the ability of Adaptec and Steel Partners to work together to maximize value for all of our stockholders. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: if we do not meet our restructuring objectives, we may have to continue to implement additional plans in order to reduce our operating costs; achieving necessary support from the contract manufacturers to whom we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

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Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
(unaudited)

	Three-Month Period Ended			Six-Month Period Ended	
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(in thousands, except per share amounts)				
Net revenues	$ 43,974	$ 42,387	$ 73,553	$ 86,361	$ 142,624
Cost of revenues	28,596	28,390	47,010	56,986	93,811
Gross profit	15,378	13,997	26,543	29,375	48,813
Operating expenses:					
Research and development	10,858	11,790	13,560	22,648	30,854
Selling, marketing and administrative	14,297	14,989	15,693	29,286	31,087
Amortization of acquisition-related intangible assets	720	733	1,470	1,453	3,056
Restructuring charges	3,428	1,526	1,085	4,954	4,096
Other charges (gains)	115	(5,914)	--	(5,799)	13,942
Total operating expenses	29,418	23,124	31,808	52,542	83,035
Loss from operations	(14,040)	(9,127)	(5,265)	(23,167)	(34,222)
Interest and other income	7,797	6,721	5,825	14,518	11,728
Interest expense	(955)	(1,014)	(883)	(1,969)	(1,759)
Loss from continuing operations before income taxes	(7,198)	(3,420)	(323)	(10,618)	(24,253)
Provision for (benefit from) income taxes	290	215	(49,080)	505	(48,186)
Income (loss) from continuing operations, net of taxes	(7,488)	(3,635)	48,757	(11,123)	23,933
Discontinued operations:					
Income (loss) from discontinued operations, net of taxes	--	--	(132)	--	132
Income (loss) from disposal of discontinued operations, net of taxes	(144)	--	2,440	(144)	3,730
Income (loss) from discontinued operations, net of taxes	(144)	--	2,308	(144)	3,862
Net income (loss)	$ (7,632)	$ (3,635)	$ 51,065	$ (11,267)	$ 27,795
Income (loss) per common share:					
Basic					
Continuing operations	$ (0.06)	$ (0.03)	$ 0.42	$ (0.09)	$ 0.21
Discontinued operations	$ (0.00)	$ --	$ 0.02	$ (0.00)	$ 0.03
Net income (loss)	$ (0.06)	$ (0.03)	$ 0.44	$ (0.10)	$ 0.24
Diluted					
Continuing operations	$ (0.06)	$ (0.03)	$ 0.36	$ (0.09)	$ 0.19
Discontinued operations	$ (0.00)	$ --	$ 0.02	$ (0.00)	$ 0.03
Net income (loss)	$ (0.06)	$ (0.03)	$ 0.38	$ (0.10)	$ 0.22
Shares used in computing income (loss) per share:					
Basic	118,405	117,897	116,325	118,151	115,967
Diluted	118,405	117,897	136,735	118,151	135,991

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense: Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "*Share-Based Payment,*" in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. The Company excludes stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business; the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Management incentive program: The Company excludes expenses associated with the management incentive program, which were limited cash payments made to selected members of management of an acquired company, as these payments were instituted as a component of the acquisition process and do not reflect the Company's ongoing business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, patents, a trade name and customer relationships that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangible assets in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Restructuring charges and other charges (gains): Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges (gains) primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and sale of long-lived assets. Restructuring charges and other charges (gains) are excluded from non-GAAP financial measures because they are not considered core operating activities and the occurrence of such costs is infrequent. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results.

Income taxes: Incremental income taxes associated with certain non-GAAP items.

Adaptec, Inc.
Reconciliation of GAAP to Non-GAAP Operating Results
(unaudited)

	Three-Month Period Ended			Six-Month Period Ended	
	September 30, 2007	June 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
			(in thousands)		
GAAP income (loss) from continuing operations, net of taxes	$ (7,488)	$ (3,635)	$ 48,757	$ (11,123)	$ 23,933
Stock-based compensation expense	1,056	1,556	2,023	2,612	4,566
Management incentive program	--	--	187	--	799
Amortization of acquisition-related intangible assets	720	733	1,470	1,453	3,056
Restructuring charges	3,428	1,526	1,085	4,954	4,096
Other charges (gains)	115	(5,914)	--	(5,799)	13,942
Income taxes	(190)	(159)	(48,297)	(349)	(48,511)
Non-GAAP income (loss) from continuing operations, net of taxes	$ (2,359)	$ (5,893)	$ 5,225	$ (8,252)	$ 1,881
Shares used in computing income (loss) per share:					
Basic - GAAP and Non-GAAP	**118,405**	**117,897**	**116,325**	**118,151**	**115,967**
Diluted - GAAP	**118,405**	**117,897**	**136,735**	**118,151**	**135,991**
3/4% convertible notes	--	--	--	--	(19,224)
3% convertible notes	--	--	(695)	--	--
Diluted - Non-GAAP	**118,405**	**117,897**	**136,040**	**118,151**	**116,767**

Adaptec, Inc.
Summary Balance Sheet and Cash Flow Data
(unaudited)

	As of		
Balance Sheet Data	September 30, 2007	March 31, 2007	September 30, 2006
	(in thousands)		
Cash, cash equivalents and marketable securities	$ 597,598	$ 572,423	$ 555,472
Accounts receivable, net	26,672	34,127	41,393
Inventories	19,751	28,717	36,459
Other intangible assets	3,867	7,011	13,108
Other assets	52,084	73,124	76,923
Total assets	$ 699,972	$ 715,402	$ 723,355
Current liabilities	$ 52,282	$ 65,235	$ 85,605
Convertible notes and other long-term obligations	231,416	228,009	228,048
Stockholders' equity	416,274	422,158	409,702
Total liabilities and stockholders' equity	$ 699,972	$ 715,402	$ 723,355

	Three-Month Period Ended		
Cash Flow Data	September 30, 2007	June 30, 2007	September 30, 2006
	(in thousands)		
Net income (loss)	$ (7,632)	$ (3,635)	$ 51,065
Less: Income (loss) from discontinued operations, net of taxes	(144)	--	2,308
Income (loss) from continuing operations, net of taxes	(7,488)	(3,635)	48,757
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by (used in) operating activites:			
Non-cash P&L items:			
Gain on sale of long lived assets	--	(6,735)	--
Non-cash effect of tax settlement	--	--	(45,955)
Stock-based compensation	1,056	1,556	2,023
Depreciation and amortization	1,783	3,114	4,286
Inventory-related charges	2,761	2,096	1,894
Other items	195	72	237
Changes in assets and liabilities	2,733	(901)	(16,313)
Net cash provided by (used in) operating activities of continuing operations	1,040	(4,433)	(5,071)
Net cash provided by (used in) operating activities of discontinued operations	(144)	2,390	1,010
Net cash provided by (used in) operating activities	$ 896	$ (2,043)	$ (4,061)
Other significant cash flow activities:			
Proceeds from issuance of common stock	1,935	636	2,704
Proceeds from sale of long-lived assets	--	19,881	--